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SEC Mail Processing
FEB 28 2024
Washington, DC

SEC FILE NUMBER
8-68905

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sammons Financial Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8300 Mills Civic Parkway
(No. and Street)

West Des Moines	IA	50266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arlen Dykhuis	515-221-4845	adykhuis@sfgmembers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

699 Walnut Street, Suite 1300	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lowe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sammons Financial Network, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
STACIE RIESENBERG
Commission Number 790318
My Commission Expires
6/4/2024

[signature]

Notary Public

Signature: William Lowe

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAMMONS FINANCIAL NETWORK, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

As of and for the Year Ended December 31, 2023

SAMMONS FINANCIAL NETWORK, LLC
TABLE OF CONTENTS
DECEMBER 31, 2023

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sammons Financial Group, Inc:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sammons Financial Network, LLC (the "Company") as of December 31, 2023, and the related statements of operations, of changes in member's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 as of December 31, 2023 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Des Moines, IA
February 26, 2024

We have served as the Company's auditor since 2012.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS		
Cash	$	10,288,257
Receivable from funds and other		5,007,441
Receivable from affiliate		2,267,471
Other assets		85,118
Total assets	$	17,648,287
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expense	$	1,181,378
Commissions payable		103,816
Payable to affiliate		2,818,514
Total liabilities		4,103,708
Member's equity		13,544,579
Total liabilities and member's equity	$	17,648,287

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES		
Mutual fund distribution fees	$	47,579,142
Variable annuity distribution fees		3,724,566
Other		429,450
Total revenues		51,733,158
EXPENSES		
Employee compensation and benefits		7,179,310
Administrative fees		15,855,496
Commissions		35,300,166
Regulatory and licensing		215,824
Other		2,832,334
Total expenses		61,383,130
Net loss	$	(9,649,972)

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Accumulated Deficit	Member's Contributions	Total
Balance at December 31, 2022	$ (101,755,449)	$ 111,950,000	$ 10,194,551
Net loss	(9,649,972)	—	(9,649,972)
Contributions from member	—	13,000,000	13,000,000
Balance at December 31, 2023	$ (111,405,421)	$ 124,950,000	$ 13,544,579

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES		
Net loss	$	(9,649,972)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Increase in receivable from funds and other		(1,563,497)
Increase in other assets		(29,988)
Decrease in receivable from affiliate		1,379,102
Decrease in payable to affiliate		(117,946)
Increase in accounts payable and accrued expenses		162,644
Decrease in commissions payable		(121,070)
Net cash used by operating activities		(9,940,727)
FINANCING ACTIVITIES		
Contributions from member		13,000,000
Net cash provided by financing activities		13,000,000
Net increase in cash		3,059,273
CASH		
Beginning of year		7,228,984
End of year	$	10,288,257

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sammons Financial Network, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. ("Member") as managing member. The Member is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI") which is a holding company of a diverse group of businesses.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of National Securities Clearing Corporation ("NSCC"), and exempt from Securities Investor Protection Corporation ("SIPC"). FINRA is the Company's designated self-regulatory organization.

The Company engages in the wholesaling and/or distribution of mutual funds, variable annuities, fixed indexed annuities and multi-year guaranteed annuities for Midland National Life Insurance Company ("Midland") and Sammons Institutional Group ("SIG") which are indirectly wholly owned subsidiaries of SEI. The Company's primary business is to serve as a wholesaling firm in connection with the sale of registered products. The Company is registered in 50 states and 3 territories.

The Company operates pursuant to SEC Rule 15c3-3(K)(1) as a limited business (sale of mutual funds and/or variable annuities only) broker/dealer, and as a result is exempted from SEC Rule 15c3-3.

The Company has evaluated subsequent events for recognition or disclosure through February 26, 2024, which was the date this report was available to be issued, and determined that there were no matters that would have a material effect on the financial statements that would be required to be disclosed.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of demand deposits and non-interest bearing deposits held with various financial institutions and exceed current Federal Deposit Insurance Corporation limits of $250,000. The Company consistently monitors the credit worthiness of these financial institutions.

Receivables and Other Assets

Receivables in the statement of financial condition include receivables due from affiliated entities for distribution of mutual fund and variable annuity products of affiliated entities and receivable from fund companies for 12B-1 fees. Other assets consist of prepaid licensing and registration fees associated with regulatory requirements.

The Company analyzes its receivables from funds to determine whether an allowance for expected credit losses is required. These receivables are settled quarterly. Because of this quarterly settlement, the amount of unsettled credit exposure is limited to the amount the Company is owed for a very short period of time. The Company continually reviews the credit quality of its counterparties and deems all fund companies to have similar risk characteristics. Internal historical credit loss experience of receivables from funds provided the basis for the company's assessment of expected credit losses. SFN considers current conditions within a reasonable and supportable forecast period to determine whether adjustments to the historical credit loss rate used in recording a credit loss allowance are needed. No allowance for credit losses was deemed necessary as of December 31, 2023.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB Accounting Standard Codification ("ASC") 820, Fair Value Measurement, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active accessible market to identical assets or liabilities.

Level II — Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III — Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company is accounted for as a division of the Member and does not file a separate tax return. SEI is a subchapter S corporation and has elected to treat certain of its eligible subsidiaries, including the Member, as qualified subchapter S subsidiaries. As a result of these elections, the Member, and in turn the Company, are included in SEI's federal S corporation income tax return. Since the Company's portion of SEI's taxable income is passed through to its

sole shareholder, no provision or liability for federal income taxes has been included in the financial statements.

ASC 740, Income Taxes, requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns. Through December 31, 2023, management has determined there are no material uncertain income tax positions.

2. REVENUE AND EXPENSES

Performance obligations on distribution fees is recognized on a trade date basis upon the completion of the sales of securities per the distribution agreements. 12B-1 fees and account value are variable consideration and constrained until assets under administration ("AUA") is known at the end of the month and is recognized. Revenues on the income statement are classified in three categories: mutual fund distribution fees, annuity distribution fees, and other. Revenues are presented net of any uncollectible amounts.

Mutual Fund Distribution Fees

The mutual fund distribution fees include three revenue streams.

1. Distribution fees on the LiveWell Mutual Fund IRA are comprised of upfront fees based on a percentage of initial premiums under the terms of the distribution agreement with SRS. These fees are recognized on a trade date basis upon the completion of the sale. The Company recorded $10,702,574 in distribution fees on the LiveWell Mutual Fund IRA in 2023.

2. LiveWell Mutual Fund total account value fees are earned based on a percentage of AUA at the end of each month under the terms of the agreement with SRS. These fees are recognized at the end of the month as they are constrained due to market volatility until the AUA is known. The Company recorded $11,367,178 in 2023.

3. 12B-1 fees are based on the AUA with the fund companies. These fees are constrained due to market volatility until the AUA is known at the end of the month and is recognized. These revenues are recognized based upon the amount of 12B-1 fees stated in the prospectuses and were $25,509,390.

Variable Annuity Distribution Fee

The distribution fee on the variable annuities was recognized in the amount of $3,724,566. Under the terms of the distribution agreement with SRS, this is an upfront fee that is based on a percentage of initial premium. Fees are collected at the time of sale and payable monthly in arrears.

Other

Other revenues include fees received from marketing support agreements with the mutual fund companies. The marketing support agreements are constrained due to market volatility until the account values are known at the end of the month. These fees are accrued at the end of the month and received quarterly. The amount reported during 2023 for marketing support agreements were $429,450.

Employee Compensation and Benefits and Administrative Fees

Employee compensation and benefits and administrative fees include expenses that are charged by Midland through related party transactions.

Commissions

On the distribution fee revenue received from the sale of mutual fund products, commissions are incurred to pay selling broker/dealers on these sales and were $31,821,214. Commission expense is recorded on the trade date. Commission marketing expense are calculated based on agreements with selling broker/dealers and paid based on these agreements. The amount included in the Statement of Operations were $3,478,952.

Regulatory and Licensing

Regulatory and licensing expenses include FINRA membership, licensing, and advertising fees and are recorded when incurred.

Other Expenses

Other expenses include consulting, sponsorships, and other expenses in the normal course of business and are recognized as incurred.

3. CONTRIBUTIONS FROM MEMBER

The Member of the Company makes periodic contributions based on net capital requirements of the Company. Contributions are recognized when received and included in the Statement of Changes in Member's Equity.

4. RELATED PARTY TRANSACTIONS

SFN has experienced net losses and negative cash flows from operating activities in recent periods that raise substantial doubt about SFN's ability to continue as a going concern, before consideration of management's plans to alleviate this doubt. The Company has an agreement with the Member (supported through Sammons Financial Group, Inc. ("SFG"), the Member's immediate parent) to make sufficient capital contributions required to meet its minimum regulatory requirements and ongoing financial obligations, which alleviate this doubt. In accordance with this agreement, the Member will provide such support through at least February 28, 2026.

The Company receives various services in connection with the business and operations such as personnel, the use of telecommunications, office space, systems and equipment, and other general support from Midland. Midland also provides marketing, compliance, and sales assistance to the Company. Fees related to these services provided by Midland are allocated to the Company based on time studies and other variables in accordance with a written agreement. The statement of operations includes $7,179,310 of employee compensation and benefits, $15,855,496 of administrative fees, and $373,956 of other expenses allocated by Midland related to those services. Included in the statement of operations are annuity distribution fees of $3,724,566 earned from the distribution of Midland products. The Midland distribution fee receivable of $305,102, marketing sponsorship reimbursement receivable of $9,016, and the Midland payable of $2,769,239 are included in receivable from affiliate and payable to affiliate, respectively, and are included in statement of financial condition at December 31, 2023.

The Company earns mutual fund distribution fees from the sales of SIG LiveWell Mutual Fund IRA and LiveWell Plus Mutual Fund IRA. Included in the statement of operations are mutual fund distribution and the total account value fees of $22,069,752 from SIG. In addition, SIG receivables of $1,953,353 and a payable of $49,275 are included in the receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition at December 31, 2023.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position or results of operations. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $6,547,942, which was $6,298,588 in excess of its required net capital of $249,354. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

SUPPLEMENTAL SCHEDULES

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2023 SCHEDULE I

Net capital		
Total Member's equity qualified for net capital		$ 13,544,579
Deductions and/or charges		
Total nonallowable assets		
Receivable from funds and other		5,007,441
Receivable from affiliates		1,904,078
Other assets		85,118
Total nonallowable assets		6,996,637
Other deductions and/or charges		—
Net capital before haircuts		6,547,942
Haircuts		—
Net capital		$ 6,547,942
Aggregate indebtedness		$ 3,740,315
Computation of basic net capital requirements		
Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6.67% of aggregate indebtedness)	(A)	$ 249,354
Minimum dollar net capital requirement	(B)	25,000
Net capital requirement (greater of (A) or (B))		249,354
Excess net capital (net capital, less net capital requirement)		6,298,588
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 6,173,910
Ratio of aggregate indebtedness to net capital		0.57 to 1

There are no material differences between the information above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 – filed as of December 31, 2023.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

AS OF DECEMBER 31, 2023 SCHEDULE II

A computation of reserve requirement and information under possession or control are not applicable to Sammons Financial Network, LLC as the Company claims exemption under Rule 15c3-3 paragraph (k) (1).

There are no material differences between the information above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 – filed as of December 31, 2023.

SAMMONS FINANCIAL NETWORK, LLC

EXEMPTION REPORT

As of and for the Year Ended December 31, 2023
And Accompanying Report of Independent Registered
Public Accounting Firm

Sammons Financial Network, LLC Exemption Report

Sammons Financial Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (1) – Limited business (mutual funds and/or variable annuities only).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2023 without exception.

Sammons Financial Network, LLC

I, William Lowe , affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

By: William Lowe

Title President

February 26, 2024

Report of Independent Registered Public Accounting Firm

To Management of Sammons Financial Network, LLC.

We have reviewed Sammons Financial Network, LLC's (the "Company") assertions, included in the accompanying Sammons Financial Network, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2023 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Des Moines, IA
February 26, 2024

pwc

Report of Independent Accountants

To the Management of Sammons Financial Network, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Sammons Financial Network, LLC (the "Company") for the year ended December 31, 2023. Management of Sammons Financial Network, LLC is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2023, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023 to the Total Revenues amount reported on page 7 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 noting the following difference: $429,450; comprising of miscellaneous income from fees collected from fund companies for marketing events amounting to $429,450 that was included in the total revenue in the Company's audited financial statements and not listed on the Schedule of Form SIPC-3 Revenues.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023 with the supporting schedules and working papers, as follows:

    a. Compared "Distribution of shares of registered open end investment companies or unit investment trusts" amount of $47,579,142 to the trial balance accounts 592004, 592020 and 592021 provided by Arlen Dykhuis, Senior Broker Dealer Accountant and Financial and Operations Principal, noting no differences.

    b. Compared the "Annuity distribution fees" amount of $3,724,566 to the trial balance accounts 592019 and 592025 provided by Arlen Dykhuis, Senior Broker Dealer Accountant and Financial and Operations Principal, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023 and in the related schedules and working papers obtained in procedure 2, as follows:

    a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $51,303,708 by summing the individual business activities through which revenue was earned noting no differences.

    b. Recalculated the mathematical accuracy of the Total Differences amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $429,450 noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and on its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management of the company and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Des Moines, IA
February 26, 2024

pwc

Sammons Financial Network, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2023

Amount ($)	Business activities through which revenue was earned
$47,579,142	Distribution of shares of registered open end investment companies or unit investment trusts
$3,724,566	Annuity distribution fees
$51,303,708	**Total Revenues**

Differences which need to be considered in reconciling to total revenue:

$429,450	Miscellaneous income from fees collected from fund companies for marketing events
$429,450	**Total Differences**
$51,733,158	**Grand Total**